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20007868

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11770 US HIGHWAY ONE, SUITE 205 E
(No. and Street)

PALM BEACH GARDENS (City) FL (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALBERG &COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW CORPORATE BLVD, (Address) BOCA RATON (City) FL (State) 33431 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DODD MCGOUGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK BROKERAGE SERVICES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMUEL MAYNE
Notary Public-State of Florida
Commission # GG 311312
My Commission Expires
March 13, 2023

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peak Brokerage Services, LLC
Financial Statements and Supplementary Information
For the Year Ended December 31, 2019

Peak Brokerage Services, LLC
Financial Statements
For the Year Ended December 31, 2019

TABLE OF CONTENTS

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of:
Peak Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peak Brokerage Services, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2019
Boca Raton, Florida
February 28, 2020

Peak Brokerage Services, LLC

Statement of Financial Condition

December 31, 2019

ASSETS		
Cash & cash equivalents	$	361,437
Receivables		
Commission receivables		288,223
Receivables from others		33,463
Prepaid expense		66,153
Clearing deposits		50,242
TOTAL ASSETS	$	799,518
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	166
Commissions payable		502,279
Insurance financing payable		37,420
Total liabilities	$	539,865
Members' Equity		259,653
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**799,518**

See accompanying notes to the financial statements

Peak Brokerage Services, LLC

Statement of Operations

For the Year Ended December 31, 2019

REVENUES		
Commissions	$	6,359,911
Overide Income		425,096
Fees received from representatives		686,165
Other income		62,653
TOTAL REVENUES	$	7,533,825
EXPENSES		
Commissions and salaries	$	6,671,089
General and administration expenses		242,878
Technology		253,459
Insurance premium		125,692
Regulatory & license fees		121,179
Professional fees		106,614
Occupancy		84,396
Interest expense		1,674
TOTAL EXPENSES	$	7,606,981
NET LOSS	$	**(73,156)**

See accompanying notes to the financial statements

Peak Brokerage Services, LLC

Statement of Members' Equity

For the Year Ended December 31, 2019

MEMBER'S EQUITY		
Balance, December 31, 2018	$	270,809
Plus Capital Contributions		62,000
Net loss for 2019		(73,156)
BALANCE, DECEMBER 31, 2019	**$**	**259,653**

See accompanying notes to the financial statements

Peak Brokerage Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(73,156)
Adjustments to reconcile net loss to net cash:		
Net change in operating assets & liabilities:		
(Increase)/decrease in accounts receivable		19,048
(Increase)/decrease in commissions receivable		3,091
(Increase)/decrease in other receivables		11,862
Increase/(decrease) in accounts payable		(16,833)
Increase/(decrease) in other payables		(62,253)
Increase/(decrease) in commissions payable		118,030
NET CASH USED IN OPERATIONS		(211)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		62,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		62,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		61,789
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		299,648
CASH AND CASH EQUIVALENTS, END OF THE YEAR	**$**	**361,437**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to the financial statements

Peak Brokerage Services, LLC

Notes to the Financial Statements

For the Year Ended December 31, 2019

NOTE 1 – NATURE OF BUSINESS

Organization and Nature of Business

Peak Brokerage Services, LLC (the Company) is a brokerage firm and a majority owned subsidiary of Peak Reps, LLC. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and has two sister companies: one being Blackridge Asset management, a registered investment advisor with the Securities and Exchange Commission (the SEC) and the other, Top Advisors Group, LLC, a licensed, insurance marketing organization. The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) (FINRA CRD #: 158045; SEC #: 8-68829).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying Financial Statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing on the Financial Statements are consistent with that rule.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates its accounts receivables at year-end and related revenues and commission payable and expense.

Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by Peak Reps, LLC and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in other benefit plans sponsored by Peak Reps, LLC. In the opinion of management, the expenses allocated to the company approximate the actual costs incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest-bearing and noninterest-bearing deposits.

Securities

All securities are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are included as revenue in the statement of operations. As of December 31, 2019, the Company does not have ownership of any securities.

Commissions Receivable

Commissions receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of commissions receivable, no allowance for doubtful accounts is considered necessary.

Receivables from Others

Receivables from others primarily consist of amounts due from representatives. Management monitors the need for an allowance estimate through periodic evaluations against actual historical results.

Fixed Assets

Leasehold improvements, computers and software, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Management has elected to capitalize any single asset where the initial cost and cost of installation exceeds $2,500. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. All fixed assets were fully depreciated as of December 31, 2019. There was no depreciation expense in 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

Trailing commission revenues include mutual fund, 529 education savings plans, and fixed and variable product trailing fees that are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates trailing revenues earned at the end of each period.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company, as a rule will establish an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated, except as otherwise covered by third-party insurance or self-insurance.

On March 7, 2019, an Administrative Consent Order was filed by the State of Nevada, Office of the Secretary of State, Securities Division against the Company. The firm accrued as a contingency $50,000 in 2018 for potential costs. In 2019, the Company negotiated the adverse award that resulted in a final amount of $8,000, plus $880 in fees. The accrued cost residual amount of $41,120, was recorded as other income in 2019. The matter has been completely resolved and there is no outstanding liability as of December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its representatives periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the company exercises significant and complex judgements to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Legal & Regulatory Matters (Continued)

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters may be less than the applicable deductibles of the insurance policies.

Income Taxes

The Company is taxed as a Partnership for federal income tax purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's partners will pay taxes on the Company's earnings. The Company files a separate pass-through income tax return for federal and state purposes. At the year ended December 31, 2019, management has determined the Company had no uncertain tax positions requiring recognition and reporting. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2016 through 2019) remain subject to income tax audits.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For many of the Company's financial instruments, including cash, receivables, prepaid and other assets, accounts payable, commissions payable and other payables, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

Concentrations

The Company generated $5,083,446 or approximately 67% of total revenue from the sale of variable annuities. Approximately 45% of the Company's total revenue came from two variable annuity product providers.

NOTE 3 – FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments subject to concentration risk are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Company ("FDIC") to a maximum of $250,000, per bank, per depositor. The total cash and cash equivalents for the Company exceeding the FDIC insured limit is $111,437, as of December 31, 2019.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party transactions with Peak Reps, LLC, its parent entity who provides certain services to the Company under an expense sharing agreement. The Company paid approximately $1.2M for occupancy, technology and personnel expenses in 2019. The Company recorded an override insurance and index annuity income in the amount of $34,027 from a related entity, Top Advisors Group; an override investment advisory income in the amount of $84,418 from a related entity, Blackridge Asset Management; an override investment advisory income in the amount of $98,936 from a related entity, Independent Solutions Wealth Management; and an override investment advisory income in the amount of $59,509 from a related entity, The Retirement Guys Formula.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), requiring the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions during any time the Company's net capital, as defined by the Rule, is less than five thousand dollars ($5,000), or, if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15:1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends be paid, if the resulting net capital ratio exceeds 12:1.) The net capital rules also provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate daily.

At December 31, 2019, the Company has net allowable capital of $160,037, exceeding the requirement by $124,046.

NOTE 6 – SUBSEQUENT EVENTS

Management has performed an evaluation of subsequent events through February 28, 2020, the date the financial statements were available to be issued. The evaluation did not result in any material subsequent events requiring adjustment and/or disclosure.

SUPPLEMENTARY INFORMATION

Peak Brokerage Services, LLC.

Supplemental Statement of Net Capital

December 31, 2019

COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$	$259,653
Deduct members' Equity not allowable for net capital		-
TOTAL MEMBERS' EQUITY	$	$259,653
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities		-
Other additions and/or credits		-
Deduct:		
Non-allowable assets:		
Furniture & Equipment		-
Other Current Assets	$	99,616
Other Assets		-
Net Capital before haircuts on securities positions (tentative Net Capital)	$	160,037
Contractual Securities Commitments		
Subordinated Securities Borrowings		-
Trading and Investment Securities:		
Exempted Securities		-
Debt Securities		-
Options		-
Other Securities		-
Undue Concentrations		-
Other		-
NET CAPITAL	**$**	**160,037**

Peak Brokerage Services, LLC.

Supplemental Statement of Aggregate Indebtedness and Required Net Capital Under Rule 15c3-1
December 31, 2019

TOTAL AGGREGATE INDEBTEDNESS		
Accounts Payable	$	166
Current Insurance Financing Notes Payable		37,420
Commissions Payable		502,279
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$	539,865
120% Min dollar net capital requirement of reporting broker-dealer		6,000
6-2/3% of Aggregate Indebtedness		35,991
Net Capital requirement (greater of above)	$	35,991
Excess Net Capital	$	124,046
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$	539,865
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	539,865
Ratio: Aggregate indebtedness to Net Capital (3.4 to 1)		337.34%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report	$	118,917
Net Audit Adjustments		41,120
Net Capital per above	**$**	**160,037**

Peak Brokerage Services, LLC.

Supplemental Note - Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

December 31, 2019

Peak Brokerage Services, LLC is claiming exemption under the provisions of SEC Rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirements under Rule 15c3-3
B. Information Relating to the Possession or Control Requirements under Rule 15c3-3

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of
Peak Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying *"Rule 15c3-3 Exemption Report"*, in which (1) Peak Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Peak Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Peak Brokerage Services, LLC stated that Peak Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Peak Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peak Brokerage Services, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 28, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Rule 15C3-3 Exemption Report

Peak Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

(i.) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

(ii.) Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) with transactions cleared through another broker-dealer, Raymond James. Peak Brokerage Services, LLC does not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2019, Peak Brokerage Services, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Dodd McGough, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dodd McGough

Title: CEO & President

Date: 1/16/20

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of:
Peak Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Peak Brokerage Services, LLC and the SIPC, solely to assist you and SIPC in evaluating Peak Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Peak Brokerage Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7, as amended, for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, as amended, on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Peak Brokerage Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Peak Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 28, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

2ND AMENDMENT

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1845****************MIXED AADC 220
68829 FINRA DEC
PEAK BROKERAGE SERVICES, LLC
11770 US HIGHWAY ONE, STE 205 E
PALM BEACH GARDENS, FL 33408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) 2ND AMENDMENT $922

B. Less payment made with SIPC-6 filed (**exclude interest**) (Inclusive of payment made on SIPC-7 submission dated 01/28/20 and amendment dtd 02/19/20) (922)
07/29/19, 01/ 28/20, 02/19/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $0

SEC Mail Processing
MAR 02 2020
Washington, DC

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PEAK BROKERAGE SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRINCIPAL
(Title)

Dated the 23rd day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2019 and ending DEC. 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,533,825
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,119,159
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	51,348
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep Admin, E&O, Registration Fees Paid Collected, Marketing Reimbursements, Dealer Reallowance (Deductions in excess of $100,000 require documentation)	748,708
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	6,919,215
2d. SIPC Net Operating Revenues	$ 614,610
2e. General Assessment @ .0015	$ 922

(to page 1, line 2.A.)

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of:
Peak Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Peak Brokerage Services, LLC and the SIPC, solely to assist you and SIPC in evaluating Peak Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Peak Brokerage Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7, as amended, for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, as amended, on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Peak Brokerage Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Peak Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 28, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

SIPC-7
(36-REV 12/18)

2ND AMENDMENT

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1845****************MIXED AADC 220
68829 FINRA DEC
PEAK BROKERAGE SERVICES, LLC
11770 US HIGHWAY ONE, STE 205 E
PALM BEACH GARDENS, FL 33408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS: (404) 536-6984

WORKING COPY

2. A. General Assessment (item 2e from page 2) 2ND AMENDMENT $922

B. Less payment made with SIPC-6 filed (**exclude interest**) (Inclusive of payment made on SIPC-7 submission dated 01/28/20 and amendment dtd 02/19/20) (922)

07/29/19, 01/ 28/20, 02/19/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $0

H. Overpayment carried forward $( )

SEC Mail Processing
MAR 02 2020
Washington, DC

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PEAK BROKERAGE SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the 23rd day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2019
and ending DEC. 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,533,825
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,119,159
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	51,348
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep Admin, E&O, Registration Fees Paid Collected, Marketing Reimbursements, Dealer Reallowance (Deductions in excess of $100,000 require documentation)	748,708
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,919,215
2d. SIPC Net Operating Revenues	$ 614,610
2e. General Assessment @ .0015	$ 922
	(to page 1, line 2.A.)